SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.
A listed company
CNPJ / MF n° 02.558.115/0001-21
NIRE 41 3 0001760 3

To the Shareholders,

The directors of Tele Celular Sul Participações S.A. (“Tele Celular Sul” or “Company”) submit to your appreciation the Directors' Report and the Company and Consolidated Financial Statements, together with the independent auditors' and Statutory Audit Committee reports for the year ended on December 31, 2003.

1. Message to shareholders

The year 2003 was full of challenges and achievements for Tele Celular Sul. The increased competition from new entrants with countrywide focus and brand added new variables to the industry scenario. Our efforts were concentrated on implementing the GSM technology and on the migration to the Personal Communications System (PCS) without losing sight of the quantitative and qualitative growth of the customer base, and of improving the sales channels to provide continued customer satisfaction.

The implementation of the GSM technology accounted for 83% of the R$ 213.0 million invested in 2003. By year end the GSM coverage corresponded to 49% of the population in the Company's area. One of our goals for 2004 is to continue striving to increase GSM coverage without neglecting the promotion of a smooth customer migration to the new technology.

This was the path set forth in 2003. The GSM and TDMA technology sharing was achieved without losing track not only of customer satisfaction, but also of the customer base quality and cost control. The subscriber acquisition cost (SAC) was R$ 78.00 – 18% less than in 2002.

The Company remained leader in its market, Paraná, Santa Catarina and the region of Pelotas, in Rio Grande do Sul, but also exceeded the two million customer mark, with a significant enhancement of the corporate segment. The income from value added services (VAS) grew by 137% and contributed to boost the average revenue per user (ARPU) from R$ 38.00 in 2002, to R$ 40.00 in 2003, against the downward trend in its industry.

Financial results mirror the Company's strategy. In 2003, Tele Celular Sul posted total net revenues of R$ 1.09 billion – a result 22% above the R$ 891.3 million in 2002. The R$ 383.5 million EBITDA was 10% higher than last year, translated into an EBITDA margin of 43% over the net services revenue. The R$ 120.8 million net income surpassed by 84% the 2002 figure – until then the Company's highest since 1999. The indebtedness position is quite comfortable. The cash result in 2003 is five times the debt.

The offer of products and services is more varied: making and sending photos and videos, accessing the Internet, all with a cell phone, became routine with GSM technology. Our sales channels fostered trying the new features offered by technology. The standardization of the layout of our own stores and the growth in dedicated dealers in the sales mix were also important aspects in 2003, and will be strengthened in 2004.

The most successful TDMA plans were replicated for the GSM. We tried to offer solutions increasingly tailored to our customers' profile. The new packages offered to the prepaid and postpaid segments, as well as to the corporate segment, took that into account. The highlight is the novel prepaid card, with countrywide recharge and automatically adjustable plans, according to the customer's profile, always offering the best option for each period.

In a demonstration of earnestness and respect for consumers on the part of the group, the Code of Ethics was implemented, confirming the company's commitment not only to customers by also to the market and society at large. Our goal is to guarantee prompt and proper response to customer demands, rooting our actions in correctness, courtesy and cooperation.

Still within the scope of that policy, Tele Celular Sul has a Consumer Satisfaction Council. There are currently six consumer councils: Joinville/Jaraguá do Sul, Tubarão/ Criciúma and Blumenau, in Santa Catarina; Maringá, Cascavel and Foz do Iguaçu, in Paraná. Created to be the link between customers and the administration, the councils are composed of representatives of several segments of society and are aimed at receiving suggestions and criticism of the services provided by the Company.

That commitment was evidenced during the power outage that paralyzed Florianópolis on October 29 to 31. An efficient response combined with the high level of training of our staff enabled Tele Celular Sul to be the only cellular telecommunications provider to maintain the availability of services during the power outage in the capital city of Santa Catarina.

In 2003, Tele Celular Sul completed the reorganization of its subsidiaries, started in late 2002. The objective of the restructuring, which comprised the merging of CTMR Celular S.A. and Telesc Celular S.A. into Telepar Celular S.A. and the change of the corporate name to TIM Sul S.A., was mainly to integrate the companies in order to better enjoy the already existing synergies.

The year was also marked by a new regulation scenario: the transition from the Cellular Mobile Service (“SMC”) to PCS. To comply with it, the company implemented the Carrier Selection Code (CSC) and was authorized to provide national and international long distance services with “code 41”. The Company effected the transition without neglecting service quality and customer satisfaction.

Tele Celular Sul also devoted efforts to train personnel and, having in mind the company's social accountability, to promote the inclusion of needy families and raise citizen awareness, and also to foster cultural and sports activities.

More than 100 thousand hours of training were offered to prepare the 958 Company employees and those of the 976 dealers for the operational challenges of 2003: migration from the SMC to PCS, the implementation of the GSM system and the improvement of the sales network staff. Another goal of the training was to disseminate and consolidate TIM's worldwide values: proaction, transparency, agility, professional excellence, focus on the customer, team spirit, innovation and entrepreneurship within the company.

R$ 2.3 million were destined to programs to foster the insertion of needy communities, cultural projects such as the Joinville Dance Festival - the largest in Brazil -, and the Londrina Theater Festival, and Estação TIM, a Brazilian music festival drawing thousands of people in Florianópolis and Curitiba, and our environmental efforts, such as the collection batteries.

The achievement of the DataFolha Top of Mind 2003 award for TIM being the first cellular telecommunications provider in the mind of all the people polled in Brazil is just one of the countless positive results Tele Celular Sul derives from its control structure. In 2004, we will keep focused on tapping the group synergies – be them in the field of knowledge, business processes, technology or cost optimization.

We will face the 2004 challenges with confidence, certain that we will advance in the implementation of our GSM network, enhancing the quality of our relationship with our customers and seeking new operational efficiency levels.

2. The Economic Environment and the Brazilian Telecom Sector

Mobile telecommunications went against the tide in the Brazilian economy in 2003. While Brazilian growth was practically at a stop, despite some positive indicators such as exchange rate stability and lower interest rates, the industry experienced marked growth. In August the number of cell phones surpassed the number of fixed lines. By year end, Brazil boasted 46.4 million handsets, over 33 million in 2002, meeting the goal set forth by Agência Nacional de Telecomunicações (ANATEL).

In December 2002, Tele Celular Sul converted its respective concessions into Personal Communications Services (PCS). The migration from the from the Cellular Mobile Service (SMC) to PCS is a requirement both for the Company to renew its licenses - expiring until 2009 – and to operate the GSM technology at 1.8 GHz.

The PCS requirements differ significantly from those of SMC and are in force since July 2003. Since then, our efforts are geared to meet the new goals and service quality indices set forth for the PCS.

In order to comply with the new regulation, the Carrier Selection Code (CSC) was created; users can choose the long-distance carrier at every call. Together with the other TIM group companies in Brazil, Tele Celular Sul was authorized to provide national and international long-distance services.

Those changes mark the introduction of a new tariff structure. Before migrating to the PCS, the Company owned long-distance calls. After that, when users began freely choosing the carrier for their long-distance calls, the chosen carrier became the owner of those calls.

The incoming traffic registered between two mobile telecommunication providers will only be paid when the ratio is above 55%, which can cause a loss of revenues that, in turn, will be setoff by a simultaneous decrease in expenses.

We believe in the prospects for the industry in 2004, not only because of the expected higher economic growth, but also because of the increased penetration of value-added services and the strengthening of our position in the corporate market.

3. Technological Innovation

In August 2003, Tele Celular Sul started offering more than one technology option. Since then, in addition to the already established TDMA network, our customers have access to the benefits of the GSM technology, the same used by the TIM Group in Brazil and worldwide. In only four moths almost 120 thousand people chose our GSM service.

The GSM (Global Mobile System) is the most widely used technology in the world: 600 carriers in over 200 countries, and by the end of 2003, almost one billion users. The GSM performs high speed data traffic and operates with the so-called “sim cards” – chips that store data on the user and telephone line, and that can be inserted in another handset quickly and easily – in addition to easier international roaming because of the worldwide presence.

Some new possibilities brought about by the implementation of this new technology are the national integration of plans, greater handset variety, more value-added services and international roaming - our customers can make and receive calls abroad without having to change their telephone number or the chip. Furthermore, the TIM network can also be used by customers of other international companies in the industry with which we have operational agreements to use their handsets in Brazil.

Tele Celular Sul is expediting the installation of the GSM and reduced its costs by using the TDMA infrastructure - over 80% - and also by sharing the network with other carriers.

4. Products and Services

We started 2003 with a varied menu of plans catering to distinct customer profiles. The introduction of the GSM widened and enhanced the variety of products in order to offer new product and service options.

The Plano Pronto! Meu Jeito was launched for the prepaid segment, offering 5 different time schedules: Meu Jeito Sempre, Meu Jeito Cedo, Meu Jeito Meio Dia, Meu Jeito Tarde e Meu Jeito Noite, with reduced fees for each time of day.

In the postpaid segment the auto-adjustable packages of the Plano Menu Premium, for TDMA, and Plano Meu Sonho, for the GSM are worth stressing. Customers have their usage in minutes checked every month, and are steered to the package best fitting their profile. Plano T Você lies in between the postpaid and prepaid systems, offering free calls plus a flat rate for local call.

The corporate packages were adapted to the GSM. An equivalent of the successful Plano Empresarial++ is called Nosso Modo. The minimum package is for 500 minutes. The company may pay its employees' telephone bills in full or in part and also opt for individual packages or packages shared by several departments.

Plano Nosso Grupo, in turn, was devised for small enterprises that need a minimum of two and a maximum of six accesses, with minute sharing packages.

Value added services (VAS) already are a new business in mobile telecommunications. The evolution of the GSM and the consequent development of graphic interfaces for handsets gave rise to a wide range of applications.

The fact is that VAS is actually starting to generate significant revenues in the corporate balance sheet. The applications are a mix of entertainment, multimedia, fun and information exchange – Short Message Service (SMS), Multimídia Message Service (MMS) and Chats. A multitude of 10 to 17 year-olds demands more and more games, ringtones, handsets customization and song and film downloads.

TIM Cartoon targets youngsters with customized handsets displaying pictures of the Powerpuff Girls, Dexter's Laboratory, The Cow and the Chicken and Johnny Bravo. The novelty was a sales success in that age group.

The Message Transport Network (MTR) is a value-added service catering to corporate customers, an application enabling companies to communicate with their customers, partners and employees through a Tele Celular Sul message service, for a reduced fee proportionate to the volume of messages provided in the contract. The company logs directly onto the Tele Celular Sul platform via the Internet or dedicated link.

Tele Celular Sul, in a joint operation with the TIM Group in Brazil, was the first mobile telecommunications operator to provide countrywide recharge of prepaid cards. Customers can add credits to their handsets at any TIM dealer in the country or 16 thousand recharge stations within the Company's operation area.

The transformation was extended to the shop decoration, provided with a new layout mirroring the technological revolution. Tele Celular Sul opened the Espaço GSM, above all a meeting point with the future. The high-tech layout is everywhere in the first mobile telecommunications conceptual shop in Latin America. There, the public can see and learn all the photo, video, game and business solutions offered by the GSM technology, and know about the latest handsets and services not yet available in the market.

The technological advanced ensured reliability and quality in the migration of TDMA subscribers to GSM. In our new shops users learn not only about the areas covered by the system, but also about the percentage of the areas they contact more frequently and that are already covered by the GSM technology.

5. Coverage and Quality

TDMA technology coverage in the states of Paraná and Santa Catarina and the region of Pelotas already includes 256 cities, equivalent to 82% of the total population in the region. The estimated total penetration grew from 18% in 2002 to 24% in 2003.

In less then six months the implantation of the GMS technology already covers 69 cities, representing 49% of the total people in our area of operation. In terms of infrastructure, this means 488 Base Transceiver Stations (BTS), serving the GSM system, and 806 Radiobase Stations (RBS), for the TDMA technology.

A by-monthly survey performed by Leadership Worldwide, an organization specializing in measuring quality standards, shows that the Tele Celular Sul customers satisfaction is a competitive advantage. Customer satisfaction indices remained constant throughout the year, confirming the success of the migration to the PCS, despite its complications, such as changes to the fee structure, design of plans and services, the mandatory prepaid customer registration and the introduction of the long-distance code.

The survey assesses shops and dealers, handsets (models, prices, etc.); call center, plans and services, the telephone bill and the network coverage. This kind of monitoring serves not only to gauge the quality of the services but also to target the different relationship efforts.

6. Customers Base

Tele Celular Sul ended the year with 2,055,884 customers – 19% more than in 2002. The highest growth was in the prepaid customer base, reaching 1,522,071 clients – 25% more than in the preceding year. There are 533,813 postpaid customers, a 5% increase over the 508,616 in 2002, reversing the downward trend of the past years.

In 2003, Tele Celular Sul attempted to speed up the growth of its customer base before the entry of new competitors in the market. As a result, the total net addition was 332,224 customers, almost the triple of the 119,747 achieved last year. At the same time, we kept focused on retaining our best customers and rigidly controlling bad debts.

Even in a competitive scenario, the Company remained the leader with a 52% market share of new acquisitions, without relaxing cost control. The Subscriber Acquisition Cost (SAC) dropped by 18% over the year to R$ 78.00.

7. Financial Performance

Operating Revenue, EBITDA and Net Income

The total gross operating revenue in 2003 was R$ 1.4 billion – 24% more than in 2002. The increase stems mostly from the expansion of the customer base, the increased handset sales volume, and growth in value-added services revenue. The average revenue per user (ARPU) grew from R$ 38.00 in 2002 to R$ 40.00 in 2003, overcoming the market downward trend.

EBITDA – earnings before income tax, depreciation and amortization – reached R$ 383.5 million, a 10% increase over 2002. The EBITDA margin was 43% over the net services revenue, almost four percentage points below 2002, mainly due to the increased gross additions in the period and extraordinary expenses resulting from the implementation of the Personal Communications Service (PCS).

The consolidated net income went up by 84% in the year, reaching R$ 120.8 million, the highest since 1999. The profit per lot of 1,000 shares was R$ 0.30 versus the R$ 0.19 in 2002.

Costs and Expenses

The cost of services – before depreciation and amortization – reached the amount of R$ 185.4 million. The 15% growth over the same period in the preceding year mirrors the marked expansion of the customer base, with the consequent increase in interconnection costs.

The cost of handset sales reached R$ 222.1 million versus the R$ 161.2 million posted in 2002, as a consequence of the higher sales volume.

Selling expenses – before depreciation, amortization and bad debt – were R$ 186.5 million, 32% above 2002, as a consequence of the gross additions in the period – 844,989 customers in 2003 versus 502,639 in 2002, a 68% increment. It must be pointed out that the subscriber acquisition cost (SAC) decreased by 18% over the preceding year.

General and administrative expenses – also before depreciation and amortization - totaled R$ 71.3 million, 16% above the figure for the same period in the preceding year, and result basically from the expenses with the maintenance of IT equipment past the warranty period, as well as extraordinary expenses incurred with the implementation of the PCS.

Depreciation and Amortization expenses, including the amortization of the privatization premium, amounted to R$ 237,1`million, 4% more than in 2002, because of the investments made in recent periods.

Bad debt expenses were R$ 30.0 million, very close to 2002. However, in 2003 bad debt expenses were 2% of the total gross revenues, while in 2002 they represented almost 3%. The decrease, a constant in the past years, is the result of strict collection and overdue debt control by the Company, in order to maintain the customer base quality.

Investments

Investments in the period totaled R$ 213.0 million, three times the amount spent in the preceding year. Of that, R$ 175.9 million were destined to implementing the GSM infrastructure, using the overlay of the TDMA network.

Indebtedness

The gross indebtedness at the end of 2003 was significantly below 2002: R$ 82.2 million over R$ 321.1 million. The Company ended the year with R$ 418.7 million in cash – equivalent to almost five times the debt value. The drop in debt was the consequence of the repayment of a loan with debentures, totaling R$ 224.1 million. Those figures place Tele Celular Sul among the mobile telecommunications companies with the lowest indebtedness in Brazil.

Of the total R$ 82.2 million debt, the amount of R$ 39.4 million concerns long-term debt maturing in 2005 to 2007. The debt in foreign currency amounts to R$ 23.9 million and is fully hedged against exchange rate variations.

In 2003, the net financial income was R$ 38.1 million versus net financial expenses of R$ 18.9 million in 2002. These results originate from the interest on cash investment.

8. Dividends and Interest on shareholders’ equity

Tele Celular Sul management is proposing to pay R$ 37.3 million to shareholders as dividends and interest on shareholders’ equity, net of income tax – 42% above the payment made in 2002 - equivalent to R$ 0.10 per lot of 1,000 common and preferred shares and a R$ 1.05 per ADR, for 2003, representing a 31% payout on net income.

9. Stock Performance

Tele Celular Sul ended the year having its common and preferred shares traded in lots of 1,000 at Bovespa for R$ 3.03 and R$ 4.13, meaning an increase of 55% and 51%, respectively. The Ibovespa variation in the period was 97%.

In the last trading day of the New York Stock Exchange (NYSE), our ADRs (American Depositary Receipt), representing 10,000 preferred shares, reached US$ 14.35, and a variation of 84%. In the same period, the NASDAQ variation was 25% and the Dow Jones variation was 49%.

10. Corporate Governance

Tele Celular Sul S.A. is directly controlled by TIM Brasil Serviços e Participações S.A. (TIM Brasil), a company of the Telecom Italia Mobile (TIM) group. TIM Brasil held 52% of the common shares and 22.% of the total capital on December 31, 2003.

In December, TIM Brasil S.A. merged into Bitel Participações S.A., changing the corporate name to TIM Brasil Serviços e Participações S.A..

Tele Celular Sul is a publicly traded share corporation, managed by a Board of Directors and a Senior Management, overseen by a Statutory Audit Committee. The Statutory Audit Committee is composed of five members with one-year term of office: three are elected by the controlling shareholder, one selected by the minority common shareholders, and the other elected by the minority preferred shareholders.

In 2003, the operating subsidiaries corporate structure was consolidated. The operation started in November 2002, when the Telesc Celular S. A. and CTMR Celular S. A. shares were merged into Telepar Celular S. A. The process resulted in an increase of Telepar Celular S. A. capital and transformed both companies into fully-owned subsidiaries of Telepar Celular S.A. The new shares issued were delivered to the shareholders of both Companies.

On July 31, 2003, the Telepar Celular S.A. Annual Shareholders Meeting adopted the merger of the net book assets of Telesc Celular S.A. and CTMR Celular S.A. into the Company. Those companies ceased to exist and Telepar Celular S.A. had its corporate name changed to TIM Sul S.A. (TIM Sul).

The objective of these two restructuring processes was to integrate the operational part of the companies, enabling better enjoyment of the synergies already existing in the business, the consequent reduction in costs, as well as the concentration of the share liquidity in the operations in a single publicly traded company, benefiting all shareholders.

In December, Tele Celular Sul sold its interest in Blah! Sociedade Anônima de Serviços e Comércio.

11. Social Responsibility

Tele Celular Sul has been focusing its community efforts on three main areas: education, the environment, and music. In education, the company maintained for the third year in a row a partnership with Pastoral da Criança, funding the Adolescent and Adult Literacy Program in 30 cities in Paraná, Santa Catarina and Pelotas, assisting 900 families.

In the cultural arena, the Company promoted the Estação TIM festival, sending the revenue to hospitals and charity institutions in Florianópolis and Curitiba, and also sponsored the Joinville Dance Festival, considered the major event in its class in Brazil, attracting an audience estimated at 50 thousand people.

In 2003, the year-end activities with Hospital Pequeno Príncipe, in Curitiba, and Hospital Joana de Gusmão, in Florianópolis, were maintained, destining the purchase of Christmas cards sent to customers to the acquisition of hospital equipment.

Tele Celular Sul also maintains a Volunteer Program, consisting in periodical community actions carried out by its employees. All the campaigns were developed with the Company's sponsorship and support and targeted children and the elderly.

Environmental efforts are mostly concentrated in the Battery Recycling Program jointly developed with the NGO Sociedade de Pesquisa em Vida Selvagem e Educação Ambiental (SPVS). From its launching, in 1999, until the end of 2003, the project has been able to send around 150 thousands batteries to recycling or special deposits, preventing soil contamination.

12. Human Resources

In 2003, Tele Celular Sul, in line with the sophistication and competition level in the industry, invested R$ 1.4 million in professional development programs, dissemination of company values and evaluation of the work environment. The investment, resulting in 104 thousand hours of training and encompassing 14,5 thousand participants, was targeted at two major challenges: migrating to the PCS and launching the GSM technology.

In 2003 the Skill Development Program in partnership with Centro Universitário Positivo (UNICENP) was continued. The program provided grants to company employees to take MBA programs, and in about one year 48 employees had their skills developed according to their job requirements.

Tele Celular Sul staff is young - the average staff age is 35 years. Forty-four percent of our staff have a university degree. Of the others, 56% completed Secondary Education or are taking their degree program.

13. Outlooks for 2004

The expected resumption of national growth fueled mobile telecommunications plans for 2004. In 2003, Tele Celular Sul proved its readiness to face the competition; 2004 points to a not less challenging future. To enlarge the GSM coverage and carefully pave the way for the migration of the TDMA base to this new technology, leverage the synergy with the other companies of the TIM group and strengthen our position in the long-distance market are missions ahead of us.

Consumer satisfaction and the quality of service, firm Company commitments, will remain a priority in investment destination. We will continue pursuing customer loyalty and the maintenance and search for new partnerships to widen our sales network.

We will be open to new market opportunities, always with a segmented approach, endeavoring to satisfy our corporate customers and consumers, offering them innovative products and services attuned to their needs.

We believe Tele Celular Sul has all the qualities to overcome the new challenges posed by new entrants in the market. We consider competition to be healthy and to stress the customer relationship consolidation work we have performed along our history.

14. Further Information

According to the provisions of CVM Instruction n° 381/03, art. 2, we inform that on May 16, 2003 we hired Ernst & Young Serviços Tributários S.S., a company linked to our auditors Ernst & Young Auditores Independentes S.S., to review the compliance of the corporate and tax procedures in the merger of subsidiaries Telesc Celular S.A. and CTMR Celular S.A. into subsidiary TIM Sul S.A. (formerly Telepar Celular S.A.) with Brazilian tax laws.

The estimated amount of the respective fees represented approximately 8% of Tele Celular Sul Participações S.A. and controlled company audit fees, for 2003. Since the contracted work concerns the review of the tax procedures related to the merger, previously prepared by a specialized company hired for that purpose, such work did not imply any loss of independence or lack of objectiveness on the part of our independent auditors.

15. Final Comments

Tele Celular Sul, permanently striving to maintain continuous and balanced growth, thanks clients for their loyalty and reaffirms the commitment to seek ways to repay this preference with special service and quality. Our gratitude extends also to our business partners, suppliers and financial institutions, for their support and trust, and in particular to our employees, without whom we would not have achieved out objectives, and finally to our shareholders, for their trust in and support to the management.

The Administration

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheets December 31, 2003 and 2002
In Thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002
Assets

Current assets
Cash and cash equivalents	2.805	3.538	20.682	11.147
Marketable securities	7.408	5.388	398.040	421.687
Trade accounts receivable			230.824	165.801
Inventories			16.241	15.573
Recoverable taxes	3.293	1.414	29.816	42.386
Deferred taxes	3.543	7.874	52.562	44.590
Interest on shareholders' equity and dividends	30.109
Other assets	567	645	4.473	4.607

	47.725	18.859	752.638	705.791

Long-term assets
Subsidiary	6.967	3.150
Marketable securities				7.705
Recoverable taxes			6.200	4.667
Deferred taxes	1.355	1.009	139.453	184.673
Judicial deposits			14.939	11.148
Other assets	37	36	363	774

	8.359	4.195	160.955	208.967

Permanent assets
Investments	932.786	872.170	11.470	24.320
Property, plant and equipment	65	79	676.887	655.949
Deferred charges			34.763	52.858
	932.851	872.249	723.120	733.127

Total assets	988.935	895.303	1.636.713	1.647.885

The accompanying notes are na integral part of these consolidated financial statements

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheets December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002
Liabilities and shareholders' equity

Current
Suppliers	738	2.777	197.234	123.677
Loans and financing	-	-	42.751	38.052
Debentures	-	-	-	210.114
Payroll	10.935	11.943	13.487	14.115
Taxes and contributions payable	3.849	20	72.816	42.958
Interest on shareholders' equity	12.100	16.415	16.086	17.697
Dividends payable	28.301	12.285	32.723	12.489
Concession license	-	-	16.728	-
Pass to other carriers	-	-	16.445	-
Other liabilities	2.041	3.565	10.079	24.968

	57.964	47.005	418.349	484.070

Long-term liabilities
Loans and financing	-	-	39.432	72.919
Taxes and contributions payable	-	-	58.837	74.193
Provision for pension plan	3.733	2.833	3.733	2.833
Provision for contingencies	252	135	11.863	8.951

	3.985	2.968	113.865	158.896

Minority interests	-	-	177.513	159.589

Shareholders' equity
Paid-up capital	369.163	324.666	369.163	324.666
Capital reserve	148.565	178.062	148.565	178.062
Revenue reserves	409.258	342.602	409.258	342.602

	926.986	845.330	926.986	845.330

Total liabilities	988.935	895.303	1.636.713	1.647.885

The accompanying notes are na integral part of these consolidated financial statements

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Statements of Income
December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002

Gross revenue			1.414.900	1.145.948

Deductions from gross revenues			(326.906)	(254.684)

Net operating revenue			1.087.994	891.264

Costs of services rendered and goods sold			(576.914)	(486.383)

Operating income			511.080	404.881

Operating revenues (expenses)
Selling			(229.736)	(185.446)
General and administrative	(4.105)	(7.319)	(97.752)	(83.346)
Equity result	125.237	62.265	(4.307)	(4.288)
Other operating revenues (expenses), net	(2.732)	47	(37.214)	(14.902)

	118.400	54.993	(369.009)	(287.982)

Operating income before interest results	118.400	54.993	142.071	116.899

Interest revenues (expenses)
Interest revenues	3.017	4.983	111.766	121.310
Interest expenses	(1.695)	(789)	(69.016)	(103.535)
Foreign exchange losses, net			(4.681)	(36.734)

	1.322	4.194	38.069	(18.959)

Operating income	119.722	59.187	180.140	97.940

Nonoperating revenues (expenses), net	12.571		12.842	(127)

Income before income taxes and minority interests	132.293	59.187	192.982	97.813

Income and social contribution taxes	(11.491)	6.587	(42.423)	(19.473)
Minority interests			(29.757)	(12.566)

Net income	120.802	65.774	120.802	65.774

Number of oustanding shares (thousands)	0,34	0,19

The accompanying notes are na integral part of these consolidated financial statements

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Statements of Changes in Financial Position
Years ended December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002

Financial resources were provided by:
Operations
Net income	120.802	65.774	120.802	65.774
Items not affecting working capital
Depreciation and amortization	1.596	1.793	211.798	201.763
Exchange and monetary variations and interests on long-term receivable	(86)	(158)
Exchange and monetary variations and interests on long-term liabilities			12.067	12.992
Equity result	(125.237)	(62.265)	3.250	4.288
Net book value of disposed investment in affiliated company	6.929	1	6.929
Net book value of disposed property, plant and equipment			921	2.171
Gain (loss) on investments		(753)		(753)
Pension plan contributions	900	594	900	594
Provision for contingencies	117	95	2.912	2.858
Minority interests			17.924	9.895
Shareholders
Dividends and interest on shareholders' equity	56.110
Third parties
Increase of long-term liabilities				18.343
Transfer form long-term receivable to current assets	3.275	6.615	60.728	69.805

Total resources provided	64.406	11.696	438.231	387.730

Financial resources were used for:
Long-term receivables
Subsidiary	6.967	6.275
Deferred and recoverable taxes	346	374	8.827	16.534
Judicial deposits			3.791	240
Marketable securities				7.705
Others	40	39	98	242
Permanent assets
Investments				926
Property, plant and equipment			212.891	64.512
Deferred charges				3.227
Dividends and interests on shareholders' equity	39.146	28.773	39.146	28.773
Transfer from long-term liabilities to current		75	60.910	248.566

Total resources used	46.499	35.536	325.663	370.725

Increase (decrease) in working capital	17.907	(23.840)	112.568	17.005

Changes in working capital

Working capital at the end of the year
Current assets	47.725	18.859	752.638	705.791
Current liabilities	57.964	47.005	418.349	484.070
	(10.239)	(28.146)	334.289	221.721
Less working capital at the beginning of the year	(28.146)	(4.306)	221.721	204.716

Increase (decrease) in working capital	17.907	(23.840)	112.568	17.005

The accompanying notes are an integral part of these consolidated financial statements

TELE CELULAR SUL PARTICIPAÇÕES CELULAR S.A.

Statements of changes in shareholders' equity
Years ended December 31, 2003 and 2002
In thousand of Reais

	Paid-up capital	Capital reserve	Revenue reserves
	Capital	Special goodwill reserve	Legal reserve	Special reserve for dividends	Income reserve for expansion	Retained earnings	Total
Balances at December 31, 2001	245.033	195.695	20.506	19.257	327.838		808.329
. Capital increase	79.633	(17.633)			(62.000)
. Net income						65.774	65.774
. Realization of unrealized profits reserves
. Special reserve for dividends				(10.602)			(10.602)
. Constitution of profit reserve for expansion					44.314	(44.314)
Appropriation of net income for the year
. Legal reserve			3.289			(3.289)
. Interest on shareholders' equity						(17.000)	(17.000)
. Dividends						(1.171)	(1.171)
Balances at December 31, 2002	324.666	178.062	23.795	8.655	310.152		845.330
. Capital increase	44.497	(29.497)			(15.000)
. Net income						120.802	120.802
. Realization of special reserve for dividends				(8.655)			(8.655)
. Constitution of profit reserve for expansion					84.271	(84.271)
Appropriation of net income for the year
. Legal reserve			6.040			(6.040)
. Interest on shareholders' equity						(12.000)	(12.000)
. Dividends						(18.491)	(18.491)
Balances at December 31, 2003	369.163	148.565	29.835		379.423		926.986

The accompanying notes are an integral part of these consolidated financial statements

TELE CELULAR SUL PARCIPAÇÕES S.A.

STATEMENTS OF CASH FLOWS - Additional Information
December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2.003	2.002	2.003	2.002
Atividades Operacionais
Net income	120.802	65.774	120.802	65.774
Adjustments to reconcile net income to cash
Depreciation and amortization	1.596	1.793	211.798	201.763
Loss on nonoperating investments		(753)		(753)
(Gain) Loss on investments	(125.237)	(62.265)	3.250	4.288
Net book value of disposed investment in affiliated company	6.929	1	6.929
Net book value of disposed property, plant and equipment			921	2.171
Interest on shareholders' equity and dividends	56.110
Minority interest			17.924	9.895
Exchange and monetary variation on loans			(11.839)	34.262
Reduction (increase) in operating assets
Accounts receivable			(65.023)	(16.301)
Recoverable taxes	(1.879)	3.486	11.037	(10.932)
Deferred taxes	3.985	(6.587)	37.248	29.067
Inventories			(668)	6.283
Receivable interest on shareholders' equity and dividends	(30.109)	18.523
Other current assets	78	187	134	7.816
Other noncurrent assets	(3.818)	191	4.325	(6.830)
Increase (reduction) in operating liabilities
Payroll	(1.008)	1.554	(628)	1.032
Suppliers	(2.039)	447	73.557	60.288
Taxes payable	3.829	(834)	14.502	35.630
Accrued interest on loans			18.961	205
Provision for contingencies	117	95	2.912	2.856
Pension plan complement	900	594	900	594
Other liabilities	(3.505)	(5.794)	10.697	4.549
Net cash provided by operating activities	26.751	16.412	457.739	431.657

Investing Activities
Increase in investments				(926)
Increase in fixed assets and deferred charges			(212.891)	(67.739)
			(212.891)	(68.665)

Financing Activities
Payment of loans			(246.853)	(47.563)
Proceeds from right license			17.557
Payment of interest on shareholders' equity and dividends	(25.464)	(18.428)	(25.464)	(18.428)
Dividends paid by the subsidiary to the minority interests			(4.200)	(3.388)
	(25.464)	(18.428)	(258.960)	(69.379)

Increase (reduction) in cash and cash equivalents	1.287	(2.016)	(14.112)	293.613

Cash and cash equivalents at the beginning of the year	8.926	10.942	432.834	139.859
Cash and cash equivalents at the end of the year	10.213	8.926	418.722	432.834

The accompanying notes are integral part of these consolidated financial statements

TELE CELULAR SUL PARTICIPAÇÕES S.A.

STATEMENT OF ADDED VALUE - Additional Information
December 31, 2003 and 2002
In thousand of Reais

	Company		Consolidated
	2003	2002	2003	2002

Revenues
Operating revenues			1.414.900	1.145.948
Losses and allowance for doubtful accounts			(30.044)	(30.761)
Discounts			(60.787)	(39.961)
Net nonoperating revenues (expenses)	12.571		12.842	(127)

	12.571		1.336.911	1.075.099

Inputs from third parties
Cost of services rendered and goods sold			(393.437)	(308.530)
Materials, cost of energy, third party services and others	(787)	(83)	(263.281)	(183.200)

	(787)	(83)	(656.718)	(491.730)

Retention
Depreciation and amortization	(1.596)	(1.793)	(211.798)	(201.763)

Net added value	10.188	(1.876)	468.395	381.606

Added value received in transfer
Gain (loss) on investments	125.237	62.265	(4.307)	(4.288)
Financial income	3.017	4.983	111.766	64.249

	128.254	67.248	107.459	59.961

Added value to be distributed	138.442	65.372	575.854	441.567

Distribution of added value
Payroll and related costs	1.919	4.950	48.951	45.537
Taxes and contributions	14.457	(5.722)	335.691	255.322
Interests and rentals	1.264	370	70.410	74.934
Interest on shareholders' equity and dividends	30.491	18.171	30.491	18.171
Retained earnings	90.311	47.603	90.311	47.603

	138.442	65.372	575.854	441.567

The accompanying notes are integral part of these consolidated financial statements

Tele Celular Sul Participações S.A. and Subsidiary
Notes to the financial statements
At December 31, 2003 and 2002
All amounts in thousands of Reais unless otherwise indicated

(A free translation from Portuguese into English of the original notes to the financial statements prepared in accordance with the accounting practices adopted in Brazil)

1 Operations

(a) History

Tele Celular Sul Participações S.A. (“the Company”) was incorporated in accordance with article 189 of Law 9472/97 – General Telecommunications Law and based on Decree 2546/98 as of April 14,1998, as a result of the split-up of Telecomunicações Brasileiras S.A. approved at the Meeting of Shareholders held on May 22, 1998.

The Company is a listed company directly controlled by Bitel Participações S.A., which holds 52.51% of the voting capital and 22.21% of the total capital.

(b) Corporate restructuring process

On November 19, 2002 the subsidiaries’ shareholders approved the corporate reorganization, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., previously owned by Tele Celular Sul Participações S.A., were fully transferred to Telepar Celular S.A.

The restructuring process was performed through out the change of Telesc Celular S.A. and CTMR Celular S.A. shares by shares issued by Telepar Celular S.A., resulting in a capital increase on Telepar of R$578,959 as well as the ownership of Telesc and CTMR being assumed by Telepar. Telesc and CTMR were turned fully subsidiaries of Telepar. The new shares issued by Telepar as a result of the capital increase, were given to the shareholders of Telesc and CTMR.

On July 31, 2003 with the previous approval of ANATEL-Agência Nacional de Telecomunicações, the independent regulatory agency, the Telepar Celular S.A. and its subsidiaries Shareholders Meeting approved the Board of Directors proposal to the incorporation of the Telesc Celular S.A. and CTMR Celular S.A. equity. At the same meeting Telepar has changed its name from Telepar Celular S.A. to TIM Sul S.A.

As the Telepar Celular S.A. was the unique Telesc and CTMR shareholder, its equity did not increase and as consequence, the share emission, due to the fact that Telesc and CTMR equity had already been recorded in its Financial Statement. Due to the incorporation process, the Telesc and CTMR shares kept by Telepar Celular S.A. were cancelled.

The corporate reorganization, through out the incorporation of Telesc and CTMR, was due to the objective of the Company and its subsidiaries to create an operational integration between the subsidiaries, which will allow the sharing of the knowledge of the businesses and consequent costs reduction of maintenance of three separate entities.

(c) Company subsidiary

The Company is the controlled ownership of Tim Sul S.A. (formerly Telepar Celular S.A.), acting in an integrated way with its subsidiary, and its operational and administrative costs are allocated based on the proportion of the benefits generated.

The subsidiary Tim Sul S.A. is a provider of mobile telephony services in the states of Paraná (except for Londrina and Tamarana), Santa Catarina and Rio Grande do Sul (only the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu).

During the fourth quarter of 2003 the Company sold its participation of 20% on the total capital of the affiliated Blah! Sociedade Anônima de Serviços e Comércio (formerly Timnet.com S.A.) to the related party TIM International N.V.

(d) Technological platform

The subsidiary uses the TDMA (Time-Division Multiple Access) technology in its cellular phone services. During the second semester of 2003 the subsidiary started the introduction and the operation of the GSM (Global System for Mobile Communication) technology. The Company estimates that the fully implementation of the GSM technology will be concluded during the next period and both technology (GSM and TDMA) will be operated in a combined way. The investments with the GSM implementation during 2003 were R$175.9 million.

(e) Migration from SMC to SMP

On December 10, 2002, the subsidiary converted its prior concession to provide services in the SMC – Serviço Móvel Celular, or the Cellular Communication Service (CCS), into authorizations to provide services in the SMP – Serviço Móvel Pessoal, or the Permanent Communication Service (PCS).

The migration to the authorizations of SMP resulted in a set of regulated obligations to the telecommunication companies. These obligations include new quality services standards and the introduction of the CSP Program – Programa de Código de Seleção de Prestadora, or Telecommunication Service Provider Selection Code, which will allow the subscribers to choose the long distance carriers on a per call basis. Furthermore, the companies will have the right to determine the price of its services plans, which will subject of the ANATEL approval.

The authorized concession to the subsidiary is effective up to September 3, 2007, for Paraná State, September 30, 2008, for Santa Catarina State, and up to April 14, 2009, for Pelotas, Capão do Leão, Morro Redondo and Turuçu in the Rio Grande do Sul State. The concessions can be renewed in successive periods of 15 years, in an onerous basis.

(f) Goals established by Anatel

The subsidiary TIM Sul S.A., as well as all other mobile telephone providers in Brazil has commitments with the networking quality and with serving to customers, which were assumed in the SMP Authorization Agreement. At December 31, 2003, TIM Sul S.A. was in compliance with the main commitments assumed in relation to the networking quality and serving to customers. The commitments not accomplished as of December 31, 2003 relate to the following: i) rate of the completed calls to the serving centers; ii) rate of the completed originated calls; iii) rate of the personnel serving to the customer. For all situations in which the goals were not reached, the mobile phone providers send a report to Anatel, including the diagnosis and the developed actions, describing the ways to reach such goals, what has been done by the subsidiary timely.

2 Presentation of the financial statements

(a) Basis of preparation and disclosure

The parent company and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil and the rules applicable to the telecommunication utilities.

Tele Celular Sul Participações S.A. is a listed company and has American Depositary Receipts traded on the New York Stock Exchange. Based on that it is subjected to the rules of Security and Exchange Commission (SEC) and shall also prepare financial statements based on accounting principles generally accepted in the United States of America (US GAAP). Within the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais, in Portuguese and in English.

(b) Consolidated financial statements

The consolidated financial statements include the consolidated assets and liabilities of the Company and its subsidiary.

Description of main consolidation procedures:

I. Elimination of assets and liabilities balances between the consolidated subsidiary;
II. Elimination of investments, reserves and retained earnings of the subsidiary;
III. Elimination of revenues and expenses generated by transactions between the companies;
IV. Disclosure of the minority interest participation in the financial statements.

3 Summary of significant accounting principles

The significant accounting principles adopted in the preparation of the financial statements of the Company and its subsidiary are consistent with those in preceding periods and are summarized below:

(a) Marketable securities

Represent temporary investments to be held and are recorded at cost, plus interest incurred up to the balance sheet date.

(b) Trade accounts receivable

Represent (i) services and products billed to customers, (ii) services rendered to customers up to the balance sheet date and not yet billed and (iii) amounts from the usage of the telecommunication networking.

The allowance for doubtful accounts is recorded based on a periodic review by management which takes into consideration the customer base profile, the aging of overdue accounts and the overall economic environment, and in an amount considered sufficient to cover estimated losses on realization.

(c) Inventories

Represent, basically, the handset equipment and are stated at purchase cost net of provisions for reduction to market value, when applicable.

(d) Investments

Represent the permanent investment in subsidiary, which is recorded based on equity method and the goodwill generated in the additional acquisition of TIM Sul S.A. shares. The accounting practices adopted by the subsidiary is consistent to the ones adopted by the Company.

Other investments are stated at cost, net of provision for reduction to market value, when applicable.

(e) Property, plant and equipment

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f) Deferred charges

Represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g) Income tax and social contribution

These are calculated and recorded based on the effective tax rates prevailing on the date of the financial statements. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

Based on the business plan for the next years, which contemplates the positive effects of the restructuring process as described in Note 1, the Company’s management expects the deferred tax credit recorded by the subsidiary TIM Sul S.A. will be realized in the next 4 years.

(h) Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i) Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(j) Provision for compensated absences

Vacations and other employee benefits are recorded as the employees earn them.

(k) Transfer to other mobile telephone providers

Represent amounts billed by the subsidiary TIM Sul S.A. to be transferred to other mobile telephone providers due to the use of long distance selection code of such providers, by TIM Sul S.A. customers.

(l) Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(m) Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(n) Pension plan – actuarial gains and losses recognition

Beginning this fiscal year, the Company is has been recognizing the adjustments of its actuarial liabilities in the income statements, based on either for a five year period or the lower between the period of service or remaining life of the employees.

The actuarial gains and losses related to the pension plans financed by the Company are recognized based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(o) Employees’ bonus performance premium

The Company and its subsidiary records a provision for employees’ bonus performance premium, considering the targets disclosed to the employees and based on the approval by the Board of Directors. Such expenses are recorded as “general and administrative expenses”.

(p) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiary.

(q) Use of estimates

The preparation of financial statements in accordance with accounting principles under Brazilian Corporate Law requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(r) Net income per thousand shares

These amounts are calculated based on the number of outstanding shares the balance sheet date.

4 Marketable securities

	Parent company		Consolidated

	2003	2002	2003	2002

Banco do Brasil S.A.	4,013	1,523	385,153	288,246
Unibanco S.A.	-	-	-	26,843
HSBS Bank	-	-	-	30,906
Citibank S.A.	-	-	9,468	30,485
Banco Santander S.A.	-	-	-	10,332
Banco Real S.A.	-	-	-	18,473
Bank Boston S.A.	3,395	3,865	3,419	24,107

	7,408	5,388	398,040	429,392

Current	7,408	5,388	398,040	421,687
Noncurrent	-	-	-	7,705

The balances refer to immediate liquidity investments, which are comprised by Federal Government securities and banking deposits certificates (CDB), with average interest between 108% of the Interbank Deposit Certificate (CDI) rate.

The marketable securities can be redeemed at any time, without losses in the recognized profitability.

5 Trade accounts receivable

	Consolidated

	2003	2002

Services billed	46,559	35,040
Services to be billed	46,877	35,649
Use of network	63,294	35,872
Sales of products	92,550	65,773

	249,280	172,334

Allowance for doubtful accounts	(18,456)	(6,533)

	230,824	165,801

Accounts receivable aging list	2003	2002

Falling due	221,808	147,773
Due up to 60 days	16,646	16,029
Due over 60 days	10,826	8,532

The changes in the allowance for doubtful accounts were as following:

	2003	2002

Beginning balance	(6,533)	(6,852)
Balance originated by the merger	(3,641)
Provision debited as selling expenses	(8,282)	-
Writing-offs against the provision	-	319

Ending balance	(18,456)	(6,533)

6 Inventories

	Consolidated

	2003	2002

New handsets, accessories, cards and kits	15,823	15,726
Used handsets	1,272	1,140
Provision for realization value adjustment	(854)	(1,293)

	16,241	15,573

7 Recoverable taxes – current and long-term

	Parent company		Consolidated

	2003	2002	2003	2002

Recoverable taxes
Income taxes
Prepayments	-	-	180	16,392
Withholding tax on financial investments	127	661	11,562	6,694
Withholding tax on interest on shareholders’ equity	3,166	753	11,981	856
Social contribution
Prepayments	-	-	77	7,553
VAT State (ICMS)	-	-	11,673	15,558
PIS (federal tax)	-	-	543	-

Total deferred and recoverable taxes	3,293	1,414	36,016	47,053

Current	3,293	1,414	29,816	42,386
Long-term	-	-	6,200	4,667

8 Deferred taxes – current and long-term

	Parent company		Consolidated

	2003	2002	2003	2002

Deferred taxes
Tax loss carryforwards	3,478	6,696	52,411	64,771
Timing differences
Exchange variations	-	-	-	7,413
Allowance for bad debt	-	-	6,513	3,055
Goodwill amortization	-	-	4,504	7,031
Provision for contingencies	85	46	4,033	3,043
Employees bonus performance premium	65	1,178	1,575	1,442
Provision for pension plan	1,270	963	1,270	963
Provision for reduction to market value of inventories	-	-	290	439
Depreciation for granted handsets	-	-	4,655	-
Others	-	-	945	-
Tax benefit related to goodwill paid on privatization	-	-	115,819	141,106

	4,898	8,883	192,015	229,263

Current	3,543	7,874	52,562	44,590
Long-term	1,355	1,009	139,453	184,673

At December 31, 2003, the Company and its subsidiary had consolidated operating loss carry-forwards totaling R$154,162 and R$154,391 for income tax and social contribution purposes, respectively (R$190,618 and R$190,721 as of December 31, 2002). The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in given year.

The tax benefit related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., now denominated TIM Sul S.A., according to the corporate restructuring process mentioned in the note 1.b. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as “other operating expenses, net”.

As of December 31, 2003, R$25,288 (R$25,250 in 2002) related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalization. (see note 21-b).

Based on projections made by the Company, the deferred tax assets (long term) substantially comprised by tax credits related to losses carry-forward and goodwill paid in the privatization, will be realized as follows:

	Parent Company	Consolidated

	2003	2003

2005	85	54,343
2006	-	43,649
2007	-	25,384
2008	1,270	16,077

	1,355	139,453

9 Related parties transactions

TIM Sul S.A.

Assets

Dividends and interest on shareholders’ equity
2003	30,109

Loans – long-term assets
2003	6,967
2002	3,150

Other information

Financing revenues
2003	2,582
2002	3,273

Financing expenses
2003	(1,083)
2002	(29)

Administrative services distributed
2003	37,497
2002	39,960

	Tele Nordeste Partic. S.A	Maxitel Celular S.A.	TIM Celular Centro Sul S.A.	TIM Brasil S.A.	TIM net	TIM International N.V.	Total

Assets

Other receivables
2003	323	20	241	259	-	-	843
2002	47	244	31	141	-	-	463

Liabilities

Loans
2002	-	-	-	527	26	-	553

Other liabilities
2003	26	23	5,252	-	-	-	5,301
2002	54	51	-	-	162	-	267

Other information

Other non-operating revenues –
Sell of investment (Blah!)	-	-	-	-	-	19,500	19,500

Financing revenues
	2002	-	-	137	10	-	147

Other revenues
2003	754	384	-	-	-	-	1,138
2002	606	355	-	-	-	-	961

Cost of services – selling expenses
2002	(514)	(556)	(4,003)	-	-	-	(5,073)
2001	(530)	(435)	-	-	-	-	(965)

The Company operates in an integrated way with its subsidiary TIM Sul S.A. and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the consolidated Company’s income statements, such amounts are allocated in different expenses and costs accounts.

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiary, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10 Judicial deposits (consolidated)

At December 31, 2002, the judicial deposits of R$11,148 (R$10,908 – 2001), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this amount.

	Consolidated

	2003	2002

Convênio ICMS 69/98	11,460	11,148
Others	3,479	-

	14,939	11,148

The judicial deposit in amount of R$11,460 relates to the “ICMS Convênio 69/98” claim. Based on the opinion of the external legal advisors, the Company believes that there is a remote chance of loss and therefore, any provision for contingency was recorded in relation to this issue.

The other judicial deposits refer to fiscal and civil claims.

11 Investments

	Parent company		Consolidated

	2003	2002	2003	2002

Investments
Subsidiary	921,336	848,960	-	-
Affiliated	-	10,178	-	10,178
Others	11,450	13,032	11,470	14,142

	932,786	872,170	11,470	24,320

a) Information of investments in the subsidiary TIM Sul S.A.

Number of shares (in thousands)

Common	6,732,144

Preferred	8,261,952

Interest in the capital	81,32%

Shareholders’ equity of the subsidiary	1,098,849

Net income	159,301

At December 31, 2003 the common and preferred shares of TIM Sul S.A. were quoted at Bovespa – São Paulo Stock Exchange in R$65.00 and 80.29, respectively, in thousand of shares.

b) Changes in the investments in the subsidiary

TIM Sul S.A.

Investment at 12/31/2002	848,960

Interest on shareholders’ equity and dividends collected	(56,111)

Equity result	129,544

Loss of the goodwill capitalization (merger)	(1,057)

Investment at 12/31/2003	921,336

At December 18, 2003 the Company sold its investment in the affiliated company Blah! (formerly Timnet.com), in which the Company had a participation of 20%.This investment was recorded based on the equity method and totaled R$6,929 at the transaction date. Such investment was sold to TIM International N.V., a related party, in amount of R$19,500 (which represents 20% of Blah! estimated value of R$97,500), generating a gain of R$12,571 that is recorded as “Non-operating results”.

The total sale price of the affiliated company, which was the basis for the transaction was established by the specialized consulting companies Acal Consultoria e Auditoria S/C and PriceWaterhouseCoopers Transaction Support S/C Ltda. The method used to determine the sale price was the discounted cash flows for the next 10 years. The Company’s Board of Directors approved the transaction as of December 17, 2003.

12 Property, plant and equipment (consolidated)

			2003	2002

	Cost	Accumulated Depreciation	Net	Net	Annual Depreciation %

Switching equipment	269,880	(136,739)	133,141	129,057	14.29
Transmission equipment	867,012	(563,488)	303,524	365,500	14.29
Granted handsets	29,043	(22,283)	6,760	9,443	50.00
Network infrastructure	179,084	(78,404)	100,680	92,686	33.33
Software and hardware	47,664	(27,457)	20,207	22,188	20.00
Others	8,909	(4,788)	4,121	3,552	10.00
Intangible assets	57,272	(18,088)	39,184	18,151	20,00
Use license	17,557	(1,889)	15,668	-	20.00

Assets and installations in use	1,476,421	(853,136)	623,285	640,577
Construction in progress	53,602	-	53,602	15,372

	1,530,023	(853,136)	676,887	655,949

(a) Interest capitalization

During fiscal year 2003, it was capitalized in Property, Plant and Equipment an amount of R$1,994 (R$646 in 2002) related to financing of debt transactions contracted to finance certain assets in construction.

(b) Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. The consolidated expenses with leases according to the respective agreements were R$4,526 and R$3,914 at December 31, 2003 and 2002, respectively.

(c) Recoverability of property, plant and equipment

As described in Note 1.d, the Company and its subsidiary TIM Sul S.A. plan started the implementation and the operation of the GSM technology in its service network during the second semester of 2003. Taking in consideration that the subsidiary will keep both technologies in operation, none adjustment to the Company's fixed assets was considered necessary as a result of the introduction of the new GSM technology, due to an eventual non-recoverability of the assets associated with the services provided by TDMA technology.

(d) Use license

At July 2003 the Company acquired the grant of Radiofrequence blocks of use authorizations of the Grant General Plan sections – PGO, associated at the service authorization of the SMP – Personal Movel Service.

The authorization is valid during the period of the render service of the SMP – Personal Movel Service, as described at the note “1-d”.

To the payment to be done up to twelve months, counted since the Grant Term date, the amount will be subject by the IGP-DI ( Índice Geral de Preços – Disponibilidade Interna ) fluctuation up to the effective payment date, plus simple interest of the 1% (one per cent) per month. The liability is recorded in the current liability as Use License.

13 Deferred charges (consolidated)

	2003	2002
Software development costs	91,703	91,703
Accumulated amortization of software development costs	(56,940)	(38,845)
	34,763	52,858

14 Accounts payable

	Parent Company		Consolidated
	2003	2002	2003	2002
Suppliers	738	2,777	182,619	110,187
Network usage service	-	-	14,615	13,490
	738	2,777	197,234	123,677

15 Loans and financing (consolidated)

	Consolidated
	2003	2002
Foreign currency – United States dollars

Suppliers: subjected to exchange variation and interest from 6.61% to 7.30% p.a.. These transactions were swapped to CDI.	1,613	2,482

Eximbank: direct financing with the Export and Import Bank of the United States (EXIMBANK), subject to exchange variation and interest of 7.03% per year. The loan was swapped to CDI.	22,344	39,134
	23,957	41,616

Local Currency
BNDES (Banco Nacional de Desenvolvimento Econômico e Social): 68% of such debt is updated based on TJLP (a long term index – 11% p.a.) plus of 4% p.a. and the remaining 32% is updated based on the exchange variation UMBNDES, plus quarterly variation a mix of indexes (7,11% per year), plus spread of 4% per year. The financing based on the mix of indexes was subjected to a swap based on CDI.	58,226	69,355
	58,226	69,355
Loans and financing	82,183	110,971
Current	42,751	38,052
Long-term	39,432	72,919

Maturity dates

2003
2005	19,799
2006	19,131
2007	502
39,432

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company was in compliance with all the restrictive clauses at December 31, 2003.

The parent company endorsed the debt agreements guaranteeing these transactions.

16 Debentures

In 2000 TIM Sul S.A. issued 20,000 debentures, non-convertible in stock, which updated amount of R$224,060 was entirely paid on October 2, 2003

17 Salaries and related charges

	Parent Company		Consolidated
	2003	2002	2003	2002
Salaries	1,339	1,878	1,820	2,336
Social charges	5,533	6,092	6,756	6,977
Other labor benefits	218	508	280	556
Employees bonus performance premium	3,845	3,465	4,631	4,246
	10,935	11,943	13,487	14,115

18 Taxes and contributions payable – current and log-term

	Parent Company		Consolidated
	2003	2002	2003	2002
Income tax	2,130	-	2,130	747
Social contribution	766	-	986	74
ICMS	-		118,111	106,035
PIS	405	8	1,124	1,928
COFINS	548	12	5,466	6,668
Fistel fee	-	-	3,084	1,085
FUST	-	-	492	397
FUNTTEL	-	-	246	199
Other	-	-	14	18
	3,849	20	131,653	117,151
Current	3,849	20	72,816	42,958
Long-term	-	-	58,837	74,193

Maturity dates
2003
2005	34,056
2006	20,574
2007	4,207
58,837

The subsidiary TIM Sul S.A. has a tax benefit of postponing 48 months the ICMS (State VAT) to be paid, which is updated based on UPF/PR, which in 2003 was of 9.550% (9.989% in 2002). This benefit was given by the Paraná State government in a program called “Programa Paraná Mais Emprego”.

19 Provision for contingencies

The Company is a party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of its business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on its legal advisors.

The provision for contingencies can be comprised as follows:

	Parent Company		Consolidated
	2003	2002	2003	2002
Labor	184	84	2,570	2,268
Fiscal	-	-	1,529	30
Civil	68	51	7,764	6,653
	252	135	11,863	8,951

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes as well as material and moral damages and others civil damages.

Fiscal claims

On December 2003 the subsidiary received some assessments from Santa Catarina State Tax Authorities in relation to ICMS (VAT State), totaling R$25,479. The Company is first discussing this issue directly with the Santa Catarina State Tax Authorities through a legal suit. The object of such assessments are the following: (i) R$3,555 – charge of ICMS on international calls performed from April 1998 to January 2000; (ii) R$6,105 – ICMS on cellular activation e other from April 1998 to August 2003, which according to the Company’s understanding these services are not taxable; (iii) R$584 – communication services provided to institutions not considered as related to Federal Government, from September 1999 to March 2003, for which the Tax Authorities understands that the exemption rules are not applicable; (iv) R$1,659 – charge for the proportional cancellation of ICMS credited when the reception of handsets transferred from the Paraná branch, due to the internal departures are subject to reduction on the tax basis; (v) R$1,264 – charge of ICMS over credits granted to the customers related to promotions granted in an unconditional basis; (vi) R$320 – ICMS over calls performed by third party services; (vii) R$5,431 – charge for credits used in the acquisition of communication services and over cancelled bills; (viii) R$6,561 – charge for differences in the ICMS tax basis during 1998, which were verified by the Tax Authorities and that the subsidiary does not recognize. The subsidiary will request an expertise check to prove that the Company tax basis is adequate and that the services indicated in the assessment were taxed.

For the assessments mentioned above and according to the internal and external legal advisors, the subsidiary concluded that the probable losses to be incurred will be R$1,500, which amount was recognized in 2003.

Labor claims

The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

20 Pension plans

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999 and 2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

The majority or 90% of the participants of the prior plans migrated to the new plan up to January 29, 2003, which was dead line for the migration to the new plan.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

•  Regular retirement pension
•  Anticipated retirement pension
•  Invalid (disability) pension
•  Deferred proportional benefit
•  Death pension

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from Telebrás system continue existing and are summarized below:

PBS: Sistel pension plan, which has the characteristic of defined benefit and includes the active employees that were part of the plans sponsored by the companies comprised by Telebrás system;

PBS Assistidos: pension plan to inactive employees, being such pension plan a multi-employer plan;

Convênio de Administração: agreement for management of pension payments to retirees and pensioners of the predecessor of the Company and its subsidiary (Telecomunicações do Paraná S.A.).

PAMEC: medical plan to the complemented employee and to the retirees of the predecessor of the Company and its subsidiary (Telecomunicações do Paraná S.A.)

PBT: defined benefit pension plan to the retirees of the predecessor of the Company and its subsidiary (Telecomunicações do Paraná S.A.).

PAMA: medical plan to the retired employees e their dependents with a shared cost.

The Company also sponsor, as successor in the partial spin-off of Telecomunicações do Paraná S.A., the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

Below it is demonstrated the actuarial status of the liabilities related t the pension and medical plans, as of December 31, 2003, in accordance with the rules specified by NPC-26 issued by IBRACON, approved by the Deliberação 371 issued by CVM, to the sponsored plans prior to the constitution of TIMPREV, for which there as still active participants:

Reconciliation between assets and liabilities at 12/31/2003 (parent Company)

			Total
	PBS	PAMA	2003	2002
Present value of the actuarial obligations with coverage	7,962	634	8,596	36,179
Present value of the actuarial obligations with non coverage
Present value of the actuarial obligations	7,962	634	8,596	36,179
Plan assets at fair value	(10,592)	(358)	(10,950)	(33,601)
Present value of actuarial obligations in excess of the assets at fair value	(2,630)	276	(2,354)	2,578
Actuarial (Gains) losses not recognized				(41)
Actuarial Liabilities (Assets), net	(2,630)	276	(2,354)	2,619

Expenses to be recognized in 2004 (parent Company)

	PBS	PAMA	Total
Service cost (including interest)	70	1,685	1,755
Interest over actuarial obligations	873	3,035	3,908
Expected return on assets	(1,230)	(3,550)	(4,780)
Expected return on assets	-	-	-
Total expenses to be recognized	(287)	1,170	883
Contributions during the year	(48)	(647)	(695)
Total expense recognized during the year	(335)	523	188

a) Reconciliation between assets and liabilities at 12/31/2003 (Consolidated)

	Plans						Total
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA	2003	2002
Conciliação dos ativos e passivos em 31.12.2003
Present value of the actuarial obligations with coverage	11,152	2,789	789	177	1,322	1,338	14,377	48,814
Present value of the actuarial obligations with non coverage	-	-	-	-	-	-	-	-
Present value of the actuarial obligations	11,152	2,789	789	177	1,322	1,338	14,377	48,814
Plan assets at fair value	(14,834)	(3,333)	(1,522)	(140)	(1,629)	(755)	(17,971)	(47,923)
Present value of actuarial obligations in excess of the assets at fair value	(3,682)	(544)	(733)	37	(307)	583	(3,594)	891
Actuarial (Gains) or losses not recognized	-	-	-	-	-	-	-	(2,536)
Other	-	-	-	-	-	-	-	(33)
Actuarial Liabilities / (Assets) net	(3,682)	(544)	(733)	37	(307)	583	(i) (3,594)	3,394

(i) None asset was recognized by the Company due to the unfeasibility of reimbursement of such earnings. Additionally, the contributions will not be reduced to the Company in the future.

b) Expenses recognized in 2003 (consolidated)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Service cost				2	25	243
Interest cost	2,471	251	80	14	219	476
Expected return on assets	4,900	(404)	(189)	(16)	(435)	(275)
Amortization costs	(5,948)	(1)	(61)	8	(9)	476
Total recognized expense	1,423	(154)	(170)	8	(200)	920
Expected contribution of the participants for the next year	(912)	-	-	-	(17)	-
Total expense (income) recognized	511	(154)	(170)	8	(217)	920

c) Changes in the net actuarial obligation (consolidated)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Net benefit obligation on 12/31/2002	3,494	(257)	856	11	(710)	477
Expense (income) recognized in results in prior year	511	(154)	(170)	8	(217)	920
Employer contribution	(171)				(2)	(13)
Recognized (gain) or losses	(7,516)	(133)	(1,419)	18	622	(801)
Net benefit obligation on 12/31/2003	(3,682)	(544)	(733)	37	(307)	583

d) Composition of the computation of losses (gains) (consolidated)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
(Gain) losses as of 12/31/2002	(382)	(318)	(1,458)	(24)	(354)	-
Amortizations of the year		1	60	1	9	-
(Gain) losses in benefit obligation	(39,346)	435	35	31	(808)	(3,624)
(Gain) losses in the plan assets	31,460	(251)	(56)	(14)	1,759	1.392
(Gain) losses in employees' contribution	752	-	-	-	16	-

(Gain) losses as of 12/31/2003	(7,516)	(133)	(1,419)	(6)	622	(2,232)

Computation of the corridor (10% between the equity and the obligation)	1,483	333	152	18	163	(134)

e) Reconciliation of the present value of actuarial obligations (consolidated)

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Actuarial obligations as of 12/31/2002	43,660	2,305	734	130	1,985	4,290
Service cost	2,471			2	25	243
Interest cost	4,900	251	80	14	219	476
Contributions paid during the year	(533)	(202)	(60)		(99)	(47)
Obligations	(39,346)	435	35	31	(808)	(3,624)

Actuarial obligations as of 12/31/2003	11,152	2,789	789	177	1,322	1,338

f) Reconciliation of fair value of the plan assets (consolidated)

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Fair value of plan assets on 12/31/2002	40,548	2,880	1,336	110	3,049	1,906
Contributions paid during the year	(533)	(202)	(60)	-	(99)	(47)
Employees' contributions	160	-	-	-	1	-
Employers' contributions	171	-	-	-	2	13
Expected return on assets	(25,512)	655	246	30	(1,324)	(1,117)

Fair value os plan assets on 12/31/2003	14,834	3,333	1,522	140	1,629	755

g) Expenses to be recognized in 2004 (consolidated)

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Service costs	112	-	-	-	-	3
Interest costs	1,223	303	86	20	143	148
Expected return on plan assets	(1,723)	(365)	(176)	(16)	(186)	(83)
Amortization costs	-	-	-	-	-	-

Total expense recognized	(388)	(62)	(90)	4	(43)	68

Expected employees' contributions in the next year	(62)

Total net expense (income) to be recognized	(450)	(62)	(90)	4	(43)	68

Actuarial premises

Discount rate of the actuarial obligation:	11.30% p.a.
Expected return rate over the plan assets:	11.83% p.a.
Index of estimated salary increase:	7.10% p.a.
Index of estimated benefit increase:	5.00% p.a.
Biometric table of general mortality:	UP84 with 1 year
Biometric table of beginning of disability:	Mercer table of beginning of disability
Expected turnover rate:	None
Beginning of retirement probability:	100% in the first appliance for a benefit in the Plan
Expected inflation rate in long time	5.00%
Actuarial calculation method	Projected unit of credit method

21 Shareholder's equity (Parent Company)

(a) Capital

The Company is authorized to increase its capital, through approval by a shareholders' meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company's capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

On March 18, 2003, the Shareholders' Meeting approved a capital increase of R$29,229, through the issuing of 5,095,007,583 common shares and 8,413,524,457 preferred shares with no par value on behalf of Bitel Participações S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participações S.A. For the minority shareholders its assured the right of capitalization, considering the same conditions exercised by the majority shareholder in order to maintain its minority interest. In 2003 this right was exercised by the minority shareholders.

At the same Sharehoders' Meeting, it was approved a capital increase of the Company, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves in amount of R$15,000 and also R$268, related to a goodwill reserve not used, totaling R$15,268.

At December 31, 2003, capital was represented by the following shares with out nominal value:

	Common	Preferred	Total

Quantity (in million of shares)	134,452,841	222,025,630	356,478,471
Amount (R$)	139,237	229,926	369,163

The preferred shares does not have the right to vote, except to elect, by a separate voting, a member of the Board of Directors and will be assured the priority in reimbursement of capital, without premium and right to receive dividends greater than 6%, computed on the amount resulting from the division of capital stock subscribed by the total number of Company shares. Alternatively, preferred shares can receive dividends representing 3% (three percent) of the equity value of the share, which is greater.

At December 31, 2003 the Company's common and preferred shares were quoted at Bovespa - São Paulo Stock Exchange at R$3.03 and R$4.13, respectively, in thousand of shares.

(b) Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring approved by the Extraordinary General Meeting in 2000 (see note 8). A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) Dividends

The dividends are being calculated in accordance with the Company's by Laws and with Brazilian Corporate Law.

According to the Company's by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income.

Dividends	2003	2002

Net income	120,802	65,774
(-) Constitution of legal reserve	(6,040)	(3,289)

Adjusted net income	114,762	62,485
Mandatory dividends (25%)	28,691	15,621

Interest on shareholders' equity proposed to be distributed, net of withholding taxes	10,200	14,450
Additional dividends	18,491	1,171
Realization of special reserve for dividends	8,655	10,602

Total dividends and interest on shareholders' equity proposed	37,346	26,223

Dividends and interest on shareholders' equity in thousand of shares (expressed in Reais)	0.1047	0.0764

Common shares	0.1047	0.0764
Preferred shares	0.1047	0.0764

(e) Interest on shareholders' equity

As suggested by management at December 31, 2003 and 2002, interest on shareholders' equity, fully added to the dividends, was recorded in accordance with Law No. 9,249/95, Article 9. This amount was recorded net of income tax after the shareholders meeting approval, as follows:

	2003	2002

Interest on shareholders' equity
Common shares	4,526	6,412
Preferred shares	7,474	10,588
Withholding tax	(1,800)	(2,550)

Total proposed interest on shareholders' equity (added to the mandatory dividends)	10,200	14,450

(f) Special reserve for dividends

During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,257, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

During 2003, management is proposing “Ad referendum” of the Shareholders Meeting the realization of remaining amount of the special reserve to the payment of dividends totaling R$8,655.

(g) Income reserve for expansion

The remaining balance of the net income, adjusted based on the article 202 of Law 6,404/76, in the amount of R$84,271, is comprising the balance of the income reserve for expansion, as determined by Instruction CVM 59/86, and will be used in the expansion of the Company's networking. Such retention is supported by the Company's investment budge to be approved in the Shareholders Meeting as proposed by management.

(h) Excess of reserves

As determined by article 199 of Law 6,404/76, the Company is proposing to the Shareholders Meeting the capitalization of R$60,000 resulting from the excess of income reserves in relation to the capital.

(i) Stock option plan

At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;

ii) to make available to key employees certain compensatory arrangements based on market value increase; and

iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company's capital stock on May 2, 2001. The total of shares to be granted to the stock option plan is of 4,073,000 shares.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

During 2003, no option granted to the Company's key employees was exercised. At December 31, 2003, the closing price per 1,000 preferred shares was set as R$4.13 (R$2.74 in 2002) at the São Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the granted date. When the exercise of the options by the employees occurs, the Board of Directors should approve the respective capital increase. Such increase will only be recognized when the capital had been paid-in.

22 Net revenues

	Consolidated

	2003	2002
Revenues from telecommunication services
Subscriptions	224,178	197,307
Usage	444,896	409,766
Long distance	39,330	-
Use of network	397,106	341,496
Other services	53,673	22,500

	1,159,183	971,069

Sale of products	255,717	174,879

Gross revenues	1,414,900	1,145,948

Deductions from gross revenues
Taxes	(266,119)	(214,723)
Discounts	(60,732)	(38,307)
Other	(55)	(1,654)

	(326,906)	(254,684)

	1,087,994	891,264

23 Costs of goods sold and services rendered

	Consolidated

	2003	2002

Salaries and social contribution charges	(10,110)	(8,965)
Third-party services	(26,409)	(17,392)
Interconnection	(143,361)	(129,910)
Depreciation and amortization	(169,453)	(164,362)
Cost of goods sold	(222,063)	(161,197)
Other	(5,518)	(4,557)

	(576,914)	(486,383)

24 Selling expenses

	Consolidated

	2003	2002

Salaries and social security charges	(25,669)	(20,388)
Third-party services	(126,769)	(94,888)
Allowance for doubtful accounts and provision for losses	(30,044)	(30,761)
Fistel	(32,137)	(24,642)
Depreciation and amortization	(13,188)	(13,802)
Other	(1,929)	(965)

	(229,736)	(185,446)

25 General and administrative expenses

	Parent Company		Consolidated

	2003	2002	2003	2002

Salaries and social security charges	(2,205)	(5,268)	(20,388)	(19,823)
Third-party services	(875)	(1,980)	(43,644)	(35,808)
Depreciation and amortization	(16)	(15)	(26,484)	(21,814)
Other	(1,009)	(56)	(7,236)	(5,901)

	(4,105)	(7,319)	(97,752)	(83,346)

During the year the Company and its subsidiary paid R$2,223 (R$2,389 in 2002) to the executives.

26 Other operating income (expenses), net

	Parent Company		Consolidated

	2003	2002	2003	2002

Revenues
Fines charged to customers on overdue payments	-	-	3,553	3,478
Dividends prescribed	788	2,208	1,318	4,057
Reversal of provision for reduction to market value	-	-		646
Other	447	1,830	4,877	12,022

	1,235	4,038	9,748	20,203

	Parent Company		Consolidated

	2003	2002	2003	2002

Expenses
PIS and COFINS over interest on shareholders' equity	(1,739)	(109)	(12,499)	(705)
Taxes and contributions	(510)	(19)	(233)	(521)
Amortization of goodwill from privatization	-	-	(25,288)	(25,250)
Amortization of goodwill of capitalization	(1,581)	(1,779)	(2,671)	(1,779)
Provision for contingencies	(116)	-	(2,921)	(2,533)
Other	(21)	(2,084)	(3,350)	(4,317)

	(3,967)	(3,991)	(46,962)	(35,105)

	(2,732)	47	(37,214)	(14,902)

27 Income tax and social contribution

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

The current and deferred income tax and social contribution are comprised as follows:

	Parent Company		Consolidated

	2003	2002	2003	2002

Current income tax	(7,863)	4,941	(30,387)	(12,124)
Current social contribution	(2,861)	1,779	(11,001)	(4,463)
Deferred income tax	(564)	(103)	(759)	(2,114)
Deferred social contribution	(203)	(30)	(276)	(772)

	(11,491)	6,587	(42,423)	(19,473)

The reconciliation of taxes charged to income for the year is as follows:

	Parent Company		Consolidated

	2003	2002	2003	2002

Income tax
Income before taxes	132,293	59,187	192,982	97,813
Received interest on shareholders' equity	37,407	-	75,000	-
Interest on shareholders' equity	(12,000)	(17,000)	(20,593)	(17,000)
Equity result	(125,237)	(62,265)	(92,607)	4,288

Basis of calculation	32,463	(20,078)	154,782	85,101

Standard rate - 25%	(8,116)	5,019	(38,696)	(21,275)

Permanent differences
Goodwill amortization	-	-	12,258	11,513
Others	(311)	(181)	(4,708)	(4,476)

	(311)	(181)	7,550	7,037

Sub total current and deferred IRPJ	(8,427)	4,838	(31,146)	(14,238)

	Parent Company		Consolidated

	2003	2002	2003	2002

Social contribution
Income before taxes	132,293	59,187	192,982	97,813
Received interest on shareholders' equity	37,407	-	75,000	-
Interest on shareholders' equity	(12,000)	(17,000)	(20,593)	(17,000)
Equity result	(125,237)	(62,265)	(92,607)	4,288

Basis of calculation	32,463	(20,078)	154,782	85,101

Standard rate - 9%	(2,922)	1,807	(13,930)	(7,659)

Permanent differences
Goodwill amortization			4,413	4,144
Others	(142)	(58)	(1,760)	(1,720)

	(142)	(58)	2,653	2,424

Sub total current and deferred CSSL	(3,064)	1,749	(11,277)	(5,235)

Total Income tax and social contribution	(11,491)	6,587	(42,423)	(19,473)

28 Financial Instruments

The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On December 31, 2003 the Company and its subsidiary invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2003 for transactions with similar characteristics, as below.

	Book Value	Market Value

Long-term loans and financing and debentures, including current portion	82,183	82,725

(a) Loans and financing

Fair values of loans and financing demonstrated above are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks or based on the market quotations for such operations . The total liabilities denominated in United States dollars totaled R$23,957 (R$41,616 in 2002).

In addition to those financial instruments, the subsidiary TIM Sul S.A. has Swap Contracts between US Dollars and mix of currencies (BNDES) to CDI, in the amount of R$1,147 (R$28,224 in 2002), with due dates between 2004 and 2007. At December 31, 2003 the Company recognized losses in transactions with swap of R$22,155 (R$28,271 in 2002), which was recorded as financing expenses and revenues, which the contra entry on loans and financing.

(b) Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

(c) Risk factors

The risk factors affecting the Company's instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2003, a portion of Company loans and financing were denominated in U.S. dollars and 100% of these loans and financing were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

(iii) Credit risk related to the sale of telephone sets

The Company's policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiary minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

29 Insurance coverage

As of December 31, 2003, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

The amount insured against robbery of the inventories is of R$1,300.

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in conformity with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Tele Celular Sul Participações S.A.

1. We have audited the accompanying balance sheets of Tele Celular Sul Participações S.A. (Company) and the consolidated balance sheets of Tele Celular Sul Participações S.A. and its subsidiary (consolidated) as of December 31, 2003 and 2002, and the related statements of income, shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiary; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tele Celular Sul Participações S.A., and the consolidated financial position of Tele Celular Sul Participações S.A. and its subsidiary at December 31, 2003 and 2002, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4. The Company and its subsidiary are presenting the statements of cash flows and the statements of value added as additional information to the financial statements. These statements, although not required under accounting practices adopted in Brazil, were submitted to the same audit procedures mentioned in paragraph 2 above, and in our opinion are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Curitiba, Brazil, January 16, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 15199/O-6 “S“ PR

Marcos Antonio Quintanilha
Accountant CRC-SP 132.776/O-3-T-SC-S-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Date: February 13, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer